Exhibit 99.1

BROOKFIELD PROPERTY PARTNERS L.P.

FIRST AMENDMENT TO THE
THIRD AMENDED AND RESTATED MASTER SERVICES AGREEMENT

THIS AMENDMENT (the “Amendment”) to the Third Amended and Restated Master Services Agreement dated as of August 3, 2021 (the “Agreement”) between Brookfield Property Partners L.P. (the “Partnership”) and Brookfield Asset Management Inc., inter alias, is dated February 2, 2022. Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement.

WHEREAS, the undersigned desire to amend the Agreement, with respect to the definitions of Management Fee and New LP Preferred Units under the Agreement, as set out herein;

NOW THEREFORE,

1.	Amendments to Article 1

(a)	Section 1.1.41 is hereby deleted in its entirety and replaced with the following:

“Management Fee” means, with respect to any Quarter, an amount equal to 0.2625% of the sum of the following amounts, if any, each of which shall be calculated by the BPY General Partner, acting reasonably, as of the last day of the Quarter immediately preceding such Quarter: (i) the Equity Attributable to Core Assets and (ii) the carrying value of the Outstanding non-voting common shares of CanHoldco;

(b)	Section 1.1.42 is hereby deleted in its entirety and replaced with the following:

Intentionally Deleted;

2.	The amendments contained herein to Sections 1.1.41 and 1.1.42 will apply commencing October 1, 2021.

3.	This Amendment shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

4.	Except as modified herein, all terms and conditions of the Agreement shall remain in full force and effect.

5.	This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall be construed together as one agreement.

[Remainder of this page left blank intentionally.]

IN WITNESS WHEREOF, the undersigned have executed this Amendment as of February 2, 2022.

BROOKFIELD ASSET MANAGEMENT INC.

By:	“Kathy Sarpash”
	Name:	Kathy Sarpash
	Title:	Senior Vice-President, Legal & Regulatory

BROOKFIELD PROPERTY PARTNERS L.P.,

By:	BROOKFIELD PROPERTY PARTNERS LIMITED, its general partner

By:	“Jane Sheere”
	Name:	Jane Sheere
	Title:	Secretary

BROOKFIELD PROPERTY L.P.

By:	BROOKFIELD PROPERTY PARTNERS L.P., its managing general partner

By:	BROOKFIELD PROPERTY PARTNERS LIMITED, its general partner

By:	“Jane Sheere”
	Name:	Jane Sheere
	Title:	Secretary

[First Amendment to Amended and Restated Master Services Agreement]

BROOKFIELD GLOBAL PROPERTY ADVISOR LIMITED

By:	“Philippa Elder”
	Name:	Philippa Elder
	Title:	Director

BROOKFIELD PROPERTY GROUP LLC

By:	“Brett Fox”
	Name:	Brett Fox
	Title:	Managing Partner

BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER US, LLC

By:	“Brett Fox”
	Name:	Brett Fox
	Title:	Managing Partner

BPG HOLDINGS GROUP INC.

By:	“Christopher Wong”
	Name:	Christopher Wong
	Title:	Vice President

Brookfield International holdings Inc.

By:	“Kerry-Ann Cato”
	Name:	Kerry-Ann Cato
	Title:	Corporate Secretary

[First Amendment to Amended and Restated Master Services Agreement]

Brookfield BERMUDA LTD.

By:	“Jane Sheere”
	Name:	Jane Sheere
	Title:	Secretary

Brookfield Private Capital (DIFC) Limited

By:	“Swati Mandava”
	Name:	Swati Mandava
	Title:	Director

Brookfield Property Group Australia Pty Ltd. in accordance with section 127 of the Corporations Act 2001 (Cth)

By:	“Nicholas Britten-Jones and Mandy Chiang”
	Name:	Mandy Chiang
	Title:	Secretary

Brookfield PROPERTIES RETAIL HOLDING LLC

By:	“Jack Kanter”
	Name:	Jack Kanter
	Title:	Secretary

[First Amendment to Amended and Restated Master Services Agreement]

BPR OP, LP

By:	BPR REAL ESTATE HOLDING II LLC, its general partner

By:	“Jack Kanter”
	Name:	Jack Kanter
	Title:	Secretary

BROOKFIELD BPY HOLDINGS INC.

By:	“Michelle Seto”
	Name:	Michelle Seto
	Title:	Assistant Secretary

BPY BERMUDA HOLDINGS LIMITED

By:	“Jane Sheere”
	Name:	Jane Sheere
	Title:	Secretary

BPY BERMUDA HOLDINGS II LIMITED

By:	“Jane Sheere”
	Name:	Jane Sheere
	Title:	Secretary

BROOKFIELD BPY PROPERTY HOLDINGS I LLC

By:	“Michelle L. Campbell”
	Name:	Michelle L. Campbell
	Title:	Senior Vice President and Secretary

[First Amendment to Amended and Restated Master Services Agreement]

BROOKFIELD BPY PROPERTY HOLDINGS III LLC

By:	“Michelle L. Campbell”
	Name:	Michelle L. Campbell
	Title:	Senior Vice President and Secretary

BROOKFIELD BPY RETAIL HOLDINGS I LLC

By:	“Michelle L. Campbell”
	Name:	Michelle L. Campbell
	Title:	Senior Vice President and Secretary

BPY BERMUDA HOLDINGS III LIMITED

By:	“Jane Sheere”
	Name:	Jane Sheere
	Title:	Secretary

BROOKFIELD BPY RETAIL HOLDINGS II LLC INC.

By:	“Michelle Seto”
	Name:	Michelle Seto
	Title:	Associate Corporate Counsel

BOP (GERMANY) HOLDINGS LTD.

By:	“Keith Hyde”
	Name:	Keith Hyde
	Title:	Senior Vice President

[First Amendment to Amended and Restated Master Services Agreement]

BROOKFIELD OFFICE PROPERTIES INC.

By:	“Michelle Seto”
	Name:	Michelle Seto
	Title:	Associate Corporate Counsel

BROOKFIELD PROPERTY SPLIT CORP.

By:	“Michelle Seto”
	Name:	Michelle Seto
	Title:	Associate Corporate Counsel

BP US REIT LLC

By:	“Michelle L. Campbell”
	Name:	Michelle L. Campbell
	Title:	Senior Vice President and Secretary

BOP (USD) LTD.

By:	“Keith Hyde”
	Name:	Keith Hyde
	Title:	Senior Vice President

BOP (EUROPE) HOLDINGS LTD.

By:	“Keith Hyde”
	Name:	Keith Hyde
	Title:	Senior Vice President

[First Amendment to Amended and Restated Master Services Agreement]

BOPA HOLDINGS LTD.

By:	“Keith Hyde”
	Name:	Keith Hyde
	Title:	Senior Vice President

BPY BERMUDA HOLDINGS IV LIMITED

By:	“Jane Sheere”
	Name:	Jane Sheere
	Title:	Secretary

BPY BERMUDA HOLDINGS V LIMITED

By:	“Jane Sheere”
	Name:	Jane Sheere
	Title:	Secretary

BPY BERMUDA HOLDINGS VI LIMITED

By:	“Jane Sheere”
	Name:	Jane Sheere
	Title:	Secretary

BPY BERMUDA HOLDINGS VII LIMITED

By:	“Jane Sheere”
	Name:	Jane Sheere
	Title:	Secretary

[First Amendment to Amended and Restated Master Services Agreement]

BPR HOLDING REIT I LLC

By:	“Michelle L. Campbell”
	Name:	Michelle L. Campbell
	Title:	Senior Vice President

BPR HOLDING REIT II LLC, by its Managing Member

BROOKFIELD PROPERTIES SUBCO LLC

By:	“Michelle L. Campbell”
	Name:	Michelle L. Campbell
	Title:	Senior Vice President

BROOKFIELD PROPERTIES (CANADA) INC.

By:	“Keith Hyde”
	Name:	Keith Hyde
	Title:	Senior Vice President, Taxation

BROOKFIELD BPY HOLDINGS (AUSTRALIA) ULC

By:	“Michelle Seto”
	Name:	Michelle Seto
	Title:	Assistant Secretary

BOP AUSTRALIA PTY LTD, as trustee for and on behalf of BOPA TRUST in accordance with section 127 of the Corporations Act 2001 (Cth)

By:	“Nicholas Britten-Jones and Mandy Chiang”
	Name:	Nicholas Britten-Jones and Mandy Chiang
	Title:	Director and Secretary

BROOKFIELD PROPERTY PARTNERS (AUSTRALIA) PTY LIMITED, as trustee for and on behalf of BROOKFIELD BPY TRUST (AUSTRALIA) in accordance with section 127 of the Corporations Act 2001 (Cth)

By:	“Nicholas Britten-Jones and Mandy Chiang”
	Name:	Nicholas Britten-Jones and Mandy Chiang
	Title:	Director and Secretary

[First Amendment to Amended and Restated Master Services Agreement]